SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On January 17, 2011, Korea Electric Power Corporation (“KEPCO”) held the extraordinary general meeting of shareholders pursuant to Article 18 of its Articles of Incorporation. Details of such meeting and the agenda discussed at such meeting are as follows:

1.	Date/Time: January 17, 2011 at 10:00 AM (Seoul Time)

2.	Location: KEPCO building 20th floor, 411, Yeongdong-daero, Gangnam-gu, Seoul

3.	Meeting Agenda:

Agenda 1) Amendment to KEPCO’s articles of incorporation

Agenda 2) Appointment of a standing director (sangim-isa in Korean)

Agenda 3) Appointment of the standing director appointed under agenda 2 as a new member of the audit committee

Agenda 4) Reappointment of an existing non-standing director (bisangim-isa in Korean) as a member of the audit committee

At this meeting, the agenda were approved as originally proposed and the details are below:

(a)	Approval of Amendment to KEPCO’s articles of incorporation: It involves permitting KEPCO to develop existing real property in connection with relocation, modification or aging of such property or in connection with urban planning, in each case, in accordance with the KEPCO Act and the regulations promulgated thereunder, as amended from time to time

(b)	Approval of Appointment of a standing director under agenda 2, who shall serve as a new member of the audit committee under agenda 3 – candidate description follows:

Nominee	Details of Information
Han, Dae-Soo

•      Date of Birth : December 2, 1944

•      Prior experience as a director of KEPCO : None

•      Previous Position : Mayor of Cheongju City

•      Current Position : Member of the nomination committee of the Grand National Party

•      Education : Master’s degree in public administration from Yonsei University

(c)	Approval of Reappointment of an existing non-standing director as a member of the audit committee under agenda 4 – candidate description follows:

Nominee	Details of Information
Kim, Jung-Gook

•      Date of Birth : May 11, 1947

•      Prior experience as a director of KEPCO : Yes

•      Previous Position : Deputy Minister for Buget of Ministry of Finance and Economy of Korea

•      Current Position : Chairman of the Bogo Economic Research Institute

•      Education : B.A in business management from Seoul National University

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-Keun
Name:	Shin, Chang-Keun
Title:	Vice President

Date: January 18, 2011